Investor Contact:
Lillian Armstrong/David Barnard
lillian@lhai-sf.com/david@lhai-sf.com
Lippert/Heilshorn & Associates
Investor Relations/San Francisco
(415) 433-3777
Keith Lippert 212/838-3777

        SEATTLE FILMWORKS UNVEILS EXPANDED ONLINE DIGITAL PHOTO STRATEGY

 Company Receives $15 Million Capital Infusion From Syndicate Led
                              By Orca Bay Partners
          PhotoWorks(R) Uploader Technology Serves Digital Camera Users
                    Company Changes Name To PhotoWorks, Inc.

SEATTLE February 1, 2000 - Seattle FilmWorks, Inc. (Nasdaq NM: FOTO) today unveiled its expanded online digital photo strategy.

Orca Bay Partners and Madrona Venture Group Investment
Orca Bay Partners, a private equity investment firm affiliated with John McCaw (a co-founder of McCaw Cellular) will lead a $15 million round of financing which will include a $5 million investment from Madrona Venture Group. The investment, which is subject to customary closing conditions and is expected to close by February 14, 2000, will consist of shares of Series A Preferred Stock with a conversion price of $4.75 and warrants to purchase common stock at $6/share. The investment objective is to take advantage of PhotoWorks' leading technology, photo processing capabilities and customer base to capitalize on the expected explosive growth in the digital image management, and Internet photo processing market. The proceeds will be used to expand the Company's marketing presence, enhance its branding campaign, leverage its Internet presence through additional strategic alliances and add senior management resources.

It is expected that Ross Chapin from Orca Bay Partners and Paul Goodrich from Madrona Venture Group will join the Board of Directors following the closing of the investment, increasing the number of Board members to seven.

PhotoWorks(R) Uploader
The Company also announced the initial launch of PhotoWorks(R) Uploader services for digital cameras, signifying its commitment to the online business model. PhotoWorks(R) Uploader provides free downloadable software that customers can use to extract images from their cameras and upload them to their password-protected PhotoWorks(R) online archive quickly and easily. Customers may upload as many images as they wish and archive them at the PhotoWorks(R) site for free as long as they remain an active customer of PhotoWorks.

Company Name Change
The Company further announced it has changed it name to PhotoWorks, Inc. to better reflect its corporate mission and enhanced digital strategy. The Nasdaq NM symbol remains the same, FOTO. On February 2, PhotoWorks will host a reception for all Photo Marketing Association Conference attendees to showcase the Company's expanded digital services.

In commenting on his firm's capital infusion, Ross K. Chapin, a principal at Orca Bay Partners, said, "The Internet provides an entirely new way to view, store and share images. We believe PhotoWorks' integration of its proven, full service film processing unit with its leading web-based image management and storage technology creates an Internet company with the largest customer base in this space as well as significant growth opportunities."

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In commenting on these current events, Gary Christophersen, PhotoWorks President and CEO, said, "We anticipate the consumer appetite for online photos is set to explode later this year. The capital infusion led by Orca Bay Partners provides a war chest to take advantage of this significant market opportunity. With our PhotoWorks(R) Uploader digital camera service we believe we offer the finest value proposition for photographers regardless of their choice of camera. Our goal is to make PhotoWorks(R) online the premier site for digital and film-based camera users to store and share their photos. The PhotoWorks name change signifies our dedication to online image management for everybody, regardless of their image source."

About Orca Bay Partners
Orca Bay Partners is a private equity investment firm providing equity capital for transactions ranging from recapitalizations of mature businesses to growth capital for emerging companies. Founded in 1998, and based in Seattle, Washington, Orca Bay Partners makes investments in companies that are uniquely positioned to benefit from growing or changing markets.

About Madrona Venture Group
Madrona Venture Group (http://www.madronagroup.com) is a regional early-stage investor that focuses on the Internet economy in the Pacific Northwest. The firm recently closed a $250 million venture fund. Madrona's past investments include Amazon.com, Homegrocer.com, Nordstrom.com, Improvenet.com and Onvia.com. Paul Goodrich, one of Madrona's managing partners, also serves on the board of directors of GreaterGood.com, Senada.com, Giftpoint.com and DailyShopper.com.

About PhotoWorks(R)
PhotoWorks (formerly Seattle FilmWorks) is a photofinishing and online image management company and a leader in providing digital images over the Internet. PhotoWorks(R) online is an increasingly popular way for people to share photos over the Internet. With more than 75 million images archived, PhotoWorks(R) online is the largest online consumer photo site on the Web. The PhotoWorks(R) online service includes free scanning of every photograph (with normal film processing fees), Web posting to a private site and lifetime archiving, as long as the consumer remains an active customer of PhotoWorks. The online archive is expanding the way people can enjoy their photos by enabling the growing popularity of photo e-mails and the ability to order photographic reprints online without the need for negatives. To get started, customers can request a free film processing starter kit at www.photoworks.com.

Based in Seattle, Washington, PhotoWorks (Nasdaq NM: FOTO) was founded in 1978.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Statements in this news release concerning the ability to scan and store a growing volume of digital images or every photo processed by the Company, leadership in Internet-based photo services and consumer photo storage, expected explosive growth in digital image management and Internet photo processing market, growing popularity of photo e-mails, ease of use and any other statement which may be construed as a prediction of future capabilities, performance or events are forward-looking statements, the occurrence of which are subject to a number of known and unknown risks and uncertainties which might cause actual performance to differ materially from those expressed or implied by such statements. These risks and uncertainties include the possibility of delays in the expansion of image storage capacity due to delays in deliveries from suppliers or technical problems; system performance problems due to technical difficulties, system malfunctions, Internet interruptions or other factors; pricing and other activities by competitors; and other risks including those described in the Company's Annual Report on Form 10-K and those described from time to time in the Company's other filings with the Securities and Exchange Commission, press releases and other communications.

All companies and product names are trademarks of their respective  owners.  For
more   information,    e-mail   info@photoworks.com   or   call   800.PHOTOWORKS
(800.746.8696).
Copyright (C) 2000 PhotoWorks, Inc.
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